Exhibit 99.5

Alexco Resource Corp.

June 3, 2019

TO:	Alexco Resource Corp. (the "Company")

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Re:	Consent of Expert

Reference is made to the prospectus supplement of the Company dated June 3, 2019 and the documents incorporated by reference therein, including the Company's amended and annual information form for the year ended December 31, 2018 (collectively, the "Supplement"), and the Company’s amended registration statement on Form F-10/A (File No. 333-227024) (the "Registration Statement").

I hereby:

1.	consent to the use of my name and authorize the use of the information represented in the Supplement and the Registration Statement as having been prepared by or under my supervision; and

2.	confirm that I have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the information represented in the Supplement as having been prepared by me or under my supervision or within my knowledge as a result of the services performed by me in connection with such information.

Dated this 3rd day of June, 2019.

/s/ Alan McOnie

Alan McOnie, FAusIMM